As filed with the Securities and Exchange Commission on August 12, 1999 Registration No. _________

==============================================================================

                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                FORM 10-SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          Uintah Mountain Copper Company
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Utah                                             87-0369205
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


          341 South Main Street, Suite 401, Salt Lake City, Utah 84111
          --------------------------------------------------------------
          (Address of principal executive offices)          (Zip Code)

     Issuer's telephone number:          (801) 530-1045
                                         --------------

     Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ----                                          ---

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.10 per share
                  ----------------------------------------
                              (Title of Class)

==============================================================================









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                        Uintah Mountain Copper Company

                                  FORM 10-SB

TABLE OF CONTENTS

PART I.

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ... 10

Item  3.     Description of Property...................................... 12

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 14

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 15

Item  6.     Executive Compensation....................................... 16

Item  7.     Certain Relationships and Related Transactions............... 17

Item  8.     Description of Securities.................................... 17

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 18

Item  2.     Legal Proceedings............................................ 18

Item  3.     Changes in and Disagreements with Accountants................ 18

Item  4.     Recent Sales of Unregistered Securities...................... 18

Item  5.     Indemnification of Directors and Officers.................... 19

PART F/S

             Financial Statements......................................... 21

PART III

Item  1.     Index to Exhibits............................................ 33

             Signatures................................................... 34

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PART I

Item 1.  Description of Business

Corporate History
-----------------

     Uintah Mountain Copper Company, a Utah corporation, (the "Company") was formed on January 30, 1946. The Company has been developing mining claim, known as, the Sunshine Quartz/Hematite Claims located in the Ashley National Forest of Duchesne County, Utah. The mining claims consist of 30 unpatented load claims. Principal ore found on the 30 unpatented load claims is a high-grade hematite (iron oxide) ore. The Company has been developing these claims with the intent of marketing the unique ore in the specialty natural pigments market.

     The first five claims, namely the Sunshine Quartz Mine Nos. 1-5 were located in 1936 and placed in the Company's ownership when the Company was incorporated. Thirty-one additional claims, namely Hematite Nos. 1-31 were located in 1977. In 1989, all claims were reclaimed by the Company. Eight claims (Hematite 10, 11, 12, 13, 14, 25 & 26) were dropped in 1993 due to new federal filing requirements and a geologic re-evaluation of the properties. In 1995, Hematite Nos. 25 and 26 were re-filed. All claims have been legally filed with Duchesne County, State of Utah, and the Bureau of Land Management. Net profit royalties of 10% are due to Mid American Minerals, Inc., a Utah corporation. (See certain transaction).

Through the end of 1997, the Company held special use permits for a 5-acre mill and mining camp site and a 6.5-mile access road to, and on, the claims. As of 1998, the use of these facilities has been made part of the Company's approved continuing Plan of Operation on file with U.S. Forest Service, ("Forest Service") so that annual permitting will no longer be required. The present Plan of Operation for development activities at this site has been on file with the Forest Service since 1996 and is currently active.

     CLAIMS DEVELOPMENT
     ------------------

     Uintah Mountain Copper Company is currently developing 30 unpatented lode mining claims in the Ashley National Forest of northeastern Utah. The Sunshine Quartz/Hematite Claims project is located about 25 miles northwest of Duchesne, Utah, in Township 2 North and Range 6 West, Sections 10, 14, 15 and 16, and is directly west of Moon Lake in the Slate Creek Canyon region. A 6.5 mile unimproved graded access road designed by the Forest Service and built by the Company nearly 20 years ago extends directly from the company's 5-acre camp site to the ore body. The original mine diggings are at the 10,200 to 10,400-foot elevation, with surface outcrops of high-grade hematite ore (ferric iron oxide) observable intermittently along 600 feet of exposures adjacent to the access road, and over an additional 1500 feet of hillside. Approvals necessary for continued development have been obtained.

     Portions of the original five Sunshine Quartz claims have been periodically mined for hematite pigment since they were originally located in 1936. Until 1994, mineral and geologic evaluations had been performed based upon examination of surface outcrops and limited, widely spaced bore holes. During 1994 and 1995, an intensive exploratory drilling program was initiated to begin proving the extent of mineable hematite ore reserves within the claims. The goal was to identify enough high grade ore to justify continued exploration work and establish methods for future mine development.


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     In 1994, the Company contracted for a specialty drilling firm to carry out a nearly $200,000 exploratory drilling program on 3 of the Company's 30 claims. From August through September 1994, core samples were obtained from 23 drill holes, with 963 linear feet of drilling directly on or into the hematite ore body via a highly mobile portable rig system. This work was performed along a limited 600-foot exposed ore outcrop. In August and September 1995, 13 additional core holes were drilled to provided infill data for the 1994 program, to extend the known quantity of hematite ore for an additional 100 feet of exposure, and to begin the preliminary evaluation of other outcrops. All borings were logged by an independent registered professional geologist, with hole elevations, angles and locations surveyed. Cores from drilling were photographed, boxed, and sampled.

     This exploratory work extended the knowledge of the hematite deposit by
(a) identifying an additional 1500 feet of surface exposure for future exploratory drilling, and (b) providing data to locate the ore body perimeter and the depth of ore-bearing strata (which varies from 7 to 20 feet thick) for accurate ore deposit calculations.

     Development work at the claims site has progressed from the exploratory prospecting phase to small-scale prototype mining projects. In January 1996, the Company submitted a multi-year, multi-phase test pit and reclamation development plan to the Forest Services for evaluation and inclusion as part of the Company's continuing Plan of Operation for the Sunshine Quartz/Hematite Claims project.

     The phased development plan is intended as a series of small-scale projects to provide an abundance of economic and environmental data while being environmentally independent of future mining activities. Test pit work also creates the necessary raw material for initiating pilot plant refining operations. Continuous reclamation is an important component of test pit development work, where all disturbed areas are reclaimed in conjunction with ore removal activities. No spoils or tailings are created by this unique process and total disturbed surface areas are minimized. The goal is to develop methods that diminish long-term reclamation needs and natural resource impacts. Information from this program is required to allow a thorough evaluation of the full mining potential and impacts of the project.

     The first phase of the three-phase plan was approved and a small exploratory test pit was excavated and reclaimed during the Summers of 1996 and 1997. Approximately 107 tons of various grades of hematite ore were excavated from a 60 square yard area, with 46 tons of medium to high-grade ore hauled from the site to the Company's consultant laboratory facilities in Lehi, Utah. Ore tonnage and quality in the pit were carefully measured and recorded during this work, with the results comparing favorably with the drill-predicated estimates. Reclamation activities commenced immediately upon completion of test pit excavation and the entire test area was re-seeded prior to snowfall in 1997. A 23-page engineering analysis report has been prepared by the Company to detail the work and results. This report has been made part of the Company Plan of Operation on file with the Forest Service.

     The Company received approval from the Forest Service for a modified 1998 Phase II development plan that include the following activities:

- 7 tons of medium to high-grade ore and 55 tons of medium to low-grade ore left on site from Phase 1 test pit work were excavated and stockpiled with local rock and soil materials used for additional pit reclamation to compensate for these ore removal activities.


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-    50 to 75 tons of sample ore were excavated from an outcrop adjacent to the road and stockpiled.

-    1997 reclamation measures were evaluated.

     Because of safety concerns from an early onset of winter weather, ore stockpiles were left on-site for hauling in the summer of 1999.

     A larger test pit is planned for the last phase in this development program. This modified plan (now scheduled for 1999-2000) incorporates parts of the original Phase II and Phase III work areas and will extract about 1500 tons of sample ore and reclaim a 250 square yard area over a 40-day work period. Revisions are based upon comments from Forest Service technical personnel and new engineering calculations have been submitted for approval. This final work phase will also include the following activities:

- Test ore handling methods (such as conveyor systems) that reduce future mining costs and lessen natural resource impacts.

- Expand exploration activities on the undeveloped areas of the claims. This work will not require construction of new access on to the claims. Drilling by portable rigs and geophysical surveys may be included as part of the work scope.

     Test pits are designed to simulate mining and reclamation activities in a controlled location and manner while verifying the deposit geologic structure model developed from the drilling programs. Details of all phases of the proposed test work have been prepared and submitted to the Forest Service, and are available for review.

      Since the final phase of development is of larger scope, the Forest Service has determined that they will require a more detailed environmental evaluation. Consequently, the Company and the Forest Service have committed to performing an Environmental Assessment ("EA") for future phases of project development. The EA was initiated in the fall of 1998 by the Forest Service with field studies and scoping documents planned for completion in 1999. The EA is scheduled for completion prior to final Phase III test pit work in the summer of 2000. The Forest Service will pay for all cost or the EA.

     In the fall of 1998, EA field studies were expanded with Forest Service concurrence to include broader areas of the claims. This was done to facilitate future Environmental Impact Statement field work (EIS). The EIS field studies for the 10-year mining area will be done simultaneously with the EA since the total are for the final development phase and anticipated future mining includes only about two-thirds of an acre. This expansion of the field work will give the Forest Service a better idea of the cumulative effects of probable future operations.

     In prior years, all development work was annually bonded by the Company to guarantee the completion of necessary reclamation. The Forest Service has never needed to utilize reclamation bonds and has always returned these securities to the Company after completion of annual work. For 1998 and beyond, the Forest Service has decided that the Company's project should have both long-term and annual bonding to provide more continuity from year-to-year. Both parties are committed (in writing) to having full development work bonding in place prior in 1999.

     The Company has continuously maintained access road and campsite permits with the Forest Service since the early 1950's. The current 5-acre camp site


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and 6.5-mile access road have been utilized by the Company via annual special use permits since 1978. As of 1998, the use of these facilities has been made part of the continuing Plan of Operation so that annual permitting will no longer be required. Approval to use these facilities is tied to mining and development activities, extending their use through the life of the project.

     ORE PROCESSING
    ---------------------

     The Company began formal evaluation of ore processing and refining over three years ago. To date, the Company has spent over $100,000 in development of processes to upgrade and expand the market potential of their already high-grade hematite pigment product.

     The need for an improved ore milling process was identified during core drilling and sampling activities in 1994-95. Along with known high-grade ore deposits resided tens of thousands of tons of medium to low-grade ores of lesser market potential. Instead of wasting this possible resource, the Company resolved to embark on a program to separate all grades of iron oxide from host minerals. In-place refining technologies such as heap leaching were not considered feasible because of the deposit's location in a national forest. It was decided that the Company should develop a proprietary process that would allow all marketable ore to be hauled off-site to a company-owned mill for concentrating. The refining process needed to be self-contained and incorporate state-of-the-practice recycling technologies.

     Initial bench tests on the Company's refining concepts were performed in 1995. This work identified simple acid reduction and floatation of fine pigment residue as the most probable method to significantly upgrade raw hematite ore. A series of grinding and floatation bench tests were done, with the pigment residue from all grades of raw hematite ore improved to more than 90% pure iron oxide. A larger sample of 76% iron oxide raw ore treated by the same processes (including washed sieving of fines) upgraded to 97.5% pure iron oxide. Initial measurement indicated a high recovery rate of approximately 80% of available hematite ore.

     Results of the small scale bench tests were then utilized to define probable production equipment needs and develop preliminary processes for pilot testing. In late 1996, engineers were hired to assess these initial tests and develop a plan for piloting the refining process. Prototype schematic plans of a possible plant and process were advanced, with the consultant recommending pilot work be done by a full-service metallurgical firm with in-house equipment and expertise in minerals process piloting.

     The Company hired a contract research and development organization specializing in metallurgical and mineral processing test work and consultant services in 1997. Because of the consultant's minerals experience and their 4 acres of extensive laboratory and pilot plant facilities, a phased contract for large-scale bench testing and pilot process work was agreed upon and the most intensive ore mill testing to date commenced.

     After 2 years of laboratory testing, a 1/2-ton pilot run was initiated to identify equipment parameters, define product quality and provide sample product. A report was issued in the spring of 1999 and sample products were made available to the Company soon after. The pilot program report noted that the application of identified separation techniques resulted in final pigment qualities that matched or exceeded the quality of other natural iron oxide pigment grade currently on the market. Use of attrition scrubbing, sieve sizing and magnetic separation were effective in upgrading the iron oxide content. Items requiring further investigation included silica floatation, foam control during carbonate digestion, acid consumption, and trace metal content reduction.

     Additional product characterization work has been performed in 1999 by the University of Missouri-Rolla Coatings Institute. This work remains on-going.

Operations
----------

     The Company's business objectives are to mine and mill high grade hematite (iron oxide) ore for use in the specialty natural pigment market. The Company's primary focus has been on the development of its mine site, taking initial mineral samples and designing its milling and mining operation. The Company completed an extensive $200,000 exploratory drilling program in 1994 and 1995. This drilling program identified 54,000 tons of proven iron oxide ore deposit within 3 claims. A summary geologic report prepared from the drill data and all other sources of information also identifies 73,000 tons of probable iron oxide deposit and upwards of 750,000 tons of estimated ore deposits.

     Upon completion of drilling, a multi-year, multi-phased test pit reclamation and development plan was commenced in 1996. Initial phases of the plan have resulted in excavation of over 100 tons of raw ore and hauling of 46 tons of medium to high-grade ore from the site to the Company's consultant laboratory facilities. Further development work will continued in 1999 to remove additional ore for refining and analysis. The first part of a small-scale on-site reclamation project was also completed in 1997 at the site and will continue to be monitored so that environmentally sound reclamation techniques can be fully developed.

     Market evaluations indicate that up to 500 tons of final product can be absorbed by identified market segments. To more precisely define plant size and initial production needs, the Company embarked on a preliminary marketing campaign in the late spring of 1999, soliciting interest from companies worldwide. Product brochures and samples developed from the pilot plant work have been distributed to specialty users who value the hues and characteristics of natural pigments. A number of small to large pigment users are presently evaluating the Company's products for their applications.

     The Company is nearing the point that it will have the necessary approvals to commence mining operations. Prior to this time, however, the Company will have to begin construction of a mill. The Company has completed the preliminary design of its mill but needs additional financing prior to preparation of final plans and commencing construction.

     The Company is now hopeful, with positive feedback from potential buyers, that it will be able to obtain the necessary financing to complete its mill site and commence mining operations. The Company intends to pursue traditional debt financing, if possible, and to this end, has contacted several local and regional banks about providing loans for its mill. The Company anticipates that it will cost approximately $1,500,000 to complete the mill site and commence mining operations. If traditional debt financing is not available, the Company will potentially pursue the sale of securities to raise the necessary funds. There can be no assurance that the Company will be able to obtain the necessary funds to commence mining and milling operations.

Competition and Markets
-----------------------

     The Company's products are iron oxide ore pigments. The pigments are used in cosmetics, artist paints, electronics, magnetic storage products and multiple other uses including steel coating materials. The Company hopes to establish itself in a niche specialty market linked to growing consumer trends for natural color pigments, where higher than average values for products could be achieved and where competition is limited. To this end, the Company began to focus on markets that would desire its product for its natural characteristics and uniqueness of color. The Company is marketing its iron oxide pigments under the product name Uintah Red(tm). Laboratory and pilot plant studies indicate that Uintah Red(tm) will result in at least one pigment that will equal to or exceed current products in terms of purity and meet the standards of the paint and cosmetic industries. Upon successful completion of development work, the Company plans to produce up to 500 tons of finished pigment annually. The Company has also established and internet site to provide greater visibility to its products (www.uintahred.com).

     Prices for natural pigments, particularly red iron oxides, vary significantly based upon quality, color characteristics, marketing and market desire. The specialty artist and craft paint market provides an example of
the prices commanded by natural pigments.   Retail prices from specialty
market end suppliers throughout the United States show natural red iron oxides range from $4.50 to $17.48 per pound, with a numerical average of $9.56 per pound. The Company is hopeful, based upon these prices, to obtain between $2.00 and $10.00 per pound for its various Uintah Red(tm) products.

     In addition to the specialty pigment market, the Company is investigating the use of other minerals and by products from the mine in other applications. Specular hematite (micaceous iron oxide) and silica are the primary residual materials after separation of Uintah Red(tm) pigment. This specular hematite has been used for over a century as a long-term corrosion protection coating for structural steel. This is an expanding market as new environmental laws limit the use of some synthetically based protection products.

     The Company use of continuous reclamation techniques, mining methods that produce no tailings and zero-waste refining methods are also part of the marketing strategy. A number of potential customers in the natural pigments market (natural cosmetics manufacturers, in particular) place special value on companies that utilize these environmentally-sound production methods.

     The Company hopes that the quality of its Uintah Red(tm) will allow it to enter into the specialty niche market were there is currently enough demand, which is increasing, to cover the competing products. The competition in the natural pigment market is based on quality of the product. The Company feels its product Uintah Red(tm) is of equal or superior quality to that of any other natural pigment on the marketplace; however, until the Company starts mining and refining its products, there will continue to be uncertainty around the quality of the products produced from the Company's claims.

Government Regulation
---------------------

     The Company is subject to numerous regulations on mining and refining its products. The Company must comply with Forest Service regulations on mining and reclamation. The Company must submit all plans for its mining operation, development and exploratory work to the Forest Service which must review and approve all mining operations prior to work commencing. Since future phases of development on the mining location are of a larger scope, the Forest Service has determined that the will require a more detailed environmental evaluation. Consequently, the Forest Service will perform an environmental assessment for future phases of project development. Based on commitments by the Forest Service, the Company intends on having this assessment completed in time for planned development activities in 2000.

     In prior years all development work was annually bonded by the Company to guarantee the completion of necessary reclamation. The Forest Service has never needed to utilize reclamation bonds and has always returned these securities to the Company after completion of the annual work. For 1998 and beyond, the Forest Service is requiring the Company to maintain long-term and annual bonding to provide more continuity from year to year. The Company has continuously maintained access road and campsite permits with the Forest Service since the early 1950's. The current 5-acre camp site and 6.5 mile access road have been utilized by the Company via annual special use permits since 1978. As of 1998, the use of these facilities has been made part of the continuing Plan of Operation with the Forest Service so that annual permitting will no longer be required. Approval to use these facilities will now be tied to mining and development activities, extending their use through the life of the project. Presently, the Company has complied with all requirements for its claims and mining operations and considers these requirements highly important to the success of their marketing strategy. Management of the Company does not anticipate any problems with further regulations and will continue to work with the Forest Service to assure no regulatory problems.

Year 2000 Computer Problem
--------------------------

     The Year 2000, or Y2K problem concerns potential failure of certain computer software to correctly process information because of the software's inability to calculate dates. The Company, presently is not shipping or producing product, but is still completing its mining and milling operations in preproduction stage. Accordingly, it is not dependent on computer systems and the relevant information on computers is principally scientific information which should not be affected by the Y2K problem. Additionally, the Company has all of its computer information stored on alternative media from that of the PC's hard drives in case of a computer problem. Its web site is maintained by a Y2K compliant host and is also backed up on a Y2K compliant PC computer hard drive.

Employees
---------
     The Company has no employees other than its president, Peter Kandaris and Pam Kandaris-Cha. (See "Directors and Executive Officers.")


Offices
-------

     The Company's principal executive offices are located at 341 South Main Street, Suite 401, Salt Lake City, Utah 84111. These offices are rented pursuant to a month to month lease. The monthly lease amount is $ 508.30. The Company believes that the above facilities are adequate for the foreseeable needs of the Company.


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Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------

     The Company's prior activity has been focused on the development and exploration of its mining claims, as well as, the testing of the ore samples and refinement of the samples into potential products. This activity has been time consuming particularly since the Company's mine is located in a region of Utah that is not accessible, at this time, during the winter months. This allows the Company only a limited operating window after the snow melts and before the first snow falls.

    The Company has completed its initial exploratory drilling and laboratory testing programs on its claims and is ready, pending financing, to commence the mining and milling of ore. The Company still needs financing to complete the mill and provide initial working capital to fund mining operations until revenue is produced from the mined ore. The Company estimates that it will need $1,500,000 to complete the mill and provide initial working capital.

Plan of Operation
-----------------

     The Company intends to continue to perform development work, marketing activities and claim support operations through the summer of 1999, and pending funding commence construction on a mill. The Company does not anticipate extensive mining operations in 1999 and likely will not have any revenue.

     Once the EA is complete in 1999, the Company will be able to begin more extensive development operations in 2000.

     The Company has relied on its officers and directors to perform work and testing on the mine. When needed, the officers and directors have provided funds to offset the cost of exploratory drilling and laboratory testing. The Company has also relied on the limited sale of its securities to fund operations. It is anticipated that the officers and directors of the Company will continue to provide the work and funding support to continue with claim maintenance and exploratory drilling. The officers and directors do not have the funds to provide the $1,500,000 needed to construct a mill and commence full scale mining operations. The Company intends to seek, initially, traditional banking arrangements to fund the mill construction. If the Company is unable to obtain debt financing, the Company will investigate selling its securities to raise the capital needed to fund the mill and mining operations.

     The Company is hopeful that it will be able to have the mill completed by the summer of 2000 and commence development/mining operations. If the Company is unable to keep to this time schedule, it is possible that revenues could not be received by the end of 2000. The Company has sent out samples of its potential product to multiple users of high quality pigments and received positive responses from potential buyers. The buyers can not make any definitive commitments, at this time, until the Company has the funds to complete the mill and can provide a time table for the delivery of product.

Liquidity and Capital Resources
-------------------------------

     As of March 31, 1999, the Company had a negative working capital deficit of $712,302. Current Assets were only $112 requiring the officers and directors of the Company to continue to use their own funds to keep the Company operating. The current liabilities of the Company at March 31, 1999, were $712,414, which primarily consist of accrued salaries to the officers of the Company of $490,050 and interest on related parties notes of $194,386.

     The Company's financial position has not changed significantly from prior quarters. On December 31, 1998, the Company had a working capital deficit of $698,685. The difference in working capital from December 31, 1998, and March 31, 1999, is the result of additional accrued salaries and interest.

     All of the officers and directors have agreed to allow the Company to continue to accrue their salaries until sufficient revenue is produced to pay ongoing salaries, as well as, back salaries. Additionally, the notes payable are to the same officers and directors who have agreed to delay the payment of the notes and related interest until sufficient revenue is produced to allow for such payments. As of December 31, 1998, the Company owed a total of $228,535 to the estate of Mike Kandaris, 138,897 to Peter Kandaris and $185,196 to Pam Kandaris-Cha. Even with these understandings among the officers and directors, the Company still does not have enough funds to pay existing obligations and in addition to those amounts owed related parties, the Company must pay approximately $25,596 in current liabilities to third parties. The Company's financial statements, reflecting the Company's current financial dilemma, contain a going concern qualification.

     The Company's management believes the Company will be able to continue in business but will not be able to generate revenue until it is able to raise additional capital to fund the mill construction and initial working capital need. Management estimates that it will require $1,500,000 in additional capital to move the Company into a position to generate revenue. The Company will initially seek capital from traditional debt financing. If debt financing is unavailable, the Company will probably try to sell its securities in private transactions to generate the required funds. If the Company has to sell its securities, current shareholders would probably suffer substantial dilution, given the Company's current financial conditions. There also can be no assurance that the Company will be able to obtain the needed capital and will not generate any future revenue.

Results of Operations
---------------------

     The Company has not generated any revenue since its inception in 1946. All activities have been focused on the obtaining of claims, developing the claims and in preparing the claims to commence mining operations. The Company funding constraints have slowed progress on developing the mining operations and significant efforts did not commence until 1994. The Company is hopeful that with a capital infusion, it will be able to commence mining operations.

     The Company continues to incur expenses to keep the mining site open, comply with environmental regulations and complete studies on the iron ore. For the three months ended March 31, 1999, the Company incurred $17,004 in general and administrative expense and had an operating loss of $17,207 with a
net loss of $28,696.   These amounts are similar to those incurred for the
three months ended March 31, 1998, except interest expenses increased to $11,489 as the Company was forced to borrow funds to pay for the cost of completing field work and studies on the claims.

     For the year ended December 31, 1998, the Company had a net loss of $173,680. The loss was the result of no revenue and general and administrative expenses of $120,320 and interest expenses of $51,728. The Company anticipates that expenses will remain relatively the same for future years until mining operations can be commenced.

Item 3.  Description of Property

     Uintah Mountain Copper Company is currently developing 30 unpatented lode mining claims known as the Sunshine Quartz/Hematite Claims project in the Ashley National Forest of northeastern Utah. (See: Item 1, Description of
Business:  "Claims Development" and "Exploratory Work").

     Facilities needed to support the claims development work include the 6.5 mile access road and camp site. Beginning in 1978 and through the end of this year, the Company has maintained and paid for continuous use of these facilities via annual special use permits. Beginning in 1998, support facilities to be used by the Company in the Ashley National Forest should be made part of the active Operating Plan filed with the Forest Service and no special use permits will be required for future continued use.

     In 1978, the Company exchanged grandfathered permits (originally established in the early 1950's) on a camp site near Moon Lake, Utah and a well-established access road (heavily used by recreationalists for entry to the High Uinta's Wilderness Area in Utah) for the present camp and road locations. These new support facilities locations were selected by the Company specifically for use by the Company in their development of the Sunshine/Hematite Claims. A new road route was engineered by the Forest Service to the claims site and the road was paid for and constructed by the Company in 1979-80. The Company has paid for all road and camp maintenance. The Forest Service conducts periodic reviews to determine the condition and maintenance of both facilities. The most recent reviews by the Forest Service indicate that both facilities are in compliance with reliant resolutions.

     The road is approximately 6.5 miles in length and varies from 15 to 30 feet in width within a 30 foot right-of-way. Even though the road is part of the Forest Service system, maintenance continues to be paid for and performed by the Company and will continue as long as an active permit or written authorization for use on claims development is in force. The Company's annual activities on the road occur from June through October, depending upon spring snowmelt/runoff and winter snowfall. The road is of adequate size and grade for travel by heavy equipment trailer trucks and 10 wheel dumps needed to support the proposed development activities. No substantial road improvements are anticipated for future activities by the Company.

     The mine camp site is 5 acres and is adjacent to the access road. Distribution telephone and electric lines cross through the site. The camp is occupied only during times of claim development activity, with portable tent and self-contained trailers used to house personnel. Domestic water is brought to the site as needed in small portable tanks or 5-gallon containers. Sewage is generally controlled in portable trailer stands as needed. The camp provides a location for proposed sample ore transfer from short-haul dumps to long-haul trailers, with clean and quiet power available for operation of future portable conveyor systems. Safety of the development operations is enhanced by the telephone line at the site (cellular phones are operable in only a few locations of the canyon). The camp also provides a safe place for daily operation and safety tailboard meetings, refuge from frequent storm, reliable temporary personnel housing facilities, and safe temporary materials and equipment storage location.

Ore Reserves
------------

     Drilling, geologic and assay programs provide a detailed characterization of a portion of the Sunshine Quartz/Hematite Claims ore body and establish proven deposits. The small-scale test pit program provides an abundance of economic and environmental data to give a thorough evaluation of the mining and reclamation potential of the project. The exploration and development work along with preliminary marketing of products are used in concert to develop ore reserve estimates (that part of the mineral deposit which can be economically and legally extracted). When used herein the term "reserve" means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The term "proven reserves" herein refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. The term "probable reserves" refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

     The most recent geologic evaluation identifies 54,363 tons of drill-proven ore deposit within 3 of the Company's 30 claims. Company analysis indicates the overburden to ore ratio in these drilled areas varies from 0 for surface exposures up to 10 at deeper drill holes, with an average value of
2.65. To date, the on-going test pit work shows that (at a minimum) near-surface ore can be economically extracted and the surrounding area economically reclaimed. Near-surface ore is the iron oxide-bearing rock that can be extracted with small to intermediate track-mounted equipment to a depth of 30 to 50 feet below ground surface. The analyses identify just under one-half of these drill-proven deposits as proven reserve, or 20,436 tons of raw ore. This value will be upgraded as future planned phases of the test pit project are completed.

     Probable reserve estimates show an additional 52,564 tons of raw ore. This value includes 33,927 tons of drill-proven ore deposits from non-near surface sources and deposits determined from widely-spaced deep drill holes, and 18,637 tons from geologic evaluations of surface exposures in adjacent areas of the claims yet to be drilled.

     Raw ore quality in proven reserves has also been evaluated and ranges from 11% to 90% ferric iron oxide. Analysis of ore samples assayed by Kimball Laboratories shows the mean purity at 37.67% +/- 27.78% for ungrouped samples and 56.2% +/- 21.9% for grouped samples. Analysis of verification testing performed on additional samples by Bondar Clegg Laboratories and showed a mean purity of 44.38% +/- 15.6% on grouped samples. Separate analysis performed by the Company combine these laboratory analyses with a visually estimated hematite content index record used by consultant geologists during core logging. Through this analysis, average deposit purity was calculated at 26% ferric iron oxide.

     Pilot plant metallurgical balance analysis notes a 62.8% total iron oxide mineral recovery through use of identified separation processes. Total marketable product recovery from raw ore is 85% and is distributed between three final products. Based on these results and previous bench-scale ore processing work the Company estimates a product recovery rate after benefaction of 80 to 85%. Using these values and an average deposit purity of 26% ferric iron oxide, the Company estimates that an average of one ton of final products results from every five tons of raw ore processed, or 2,500 tons of raw ore produces 500 tons of final products.

     Marketing of the three products that result from separation processes is on-going and is needed to verify economic viability of each product. The Company has determined that annual sales of up to 500 tons of final products is achievable since this value incorporates less than 3% of the domestic US consumer's market for natural red iron oxides. Present ore extraction, benefaction and reclamation methods used in pilot work and/or tested by the Company along with estimated company operating costs show the break-even price of products to be approximately $1.00 per pound. Initial reviews of the mining and processing costs of other natural iron oxide producers indicates that the Company's costs will be higher than those seen by a number of other natural iron oxide producers. The Company is, therefore, focusing on high priced specialties market to compensate for the planned additional expenses. For the most part, costs are higher because of the Company's commitment to forest environment preservation and the development of zero-waste refining methods that utilize all pigment and by-products. Funds derived from possible sales of by-products could reduce future operating costs, but are not included in these cost analyses.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth the number of shares of the Company's Common Stock, par value $0.10, held by each person who is believed to be the beneficial owner of 5% or more of the 12,075,985 shares of the Company's common stock outstanding at July 15, 1999, based on the Company's transfer agent's list, representations and affidavits from shareholders and beneficial shareholder lists provided by the Depository Trust and securities broker dealers, and the names and number of shares held by each of the Company's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of           Percent
Class      Of Beneficial Owner       Beneficial Ownership           of Class
--------   -------------------      ---------------------            --------
Principal Shareholders
----------------------
Common     Stephen and Pam (Kandaris)
           Cha
           2319 N. Hillside Drive
           Wellington, Utah 84542             1,135,558                9.4%

Common     Peter Kandaris
           671 N. Apache Drive
           Phoenix, Arizona 85224             1,437,104               11.9%

Common     Keith Robinson
           3010 Paddlewheel Court
           St. Charles, MO 63303                680,000                5.9%

Officers, Directors and Nominees
--------------------------------

Common     Peter Kandaris           ----------See Above-----------
Common     Pam Kandaris-Cha         ----------See Above-----------
Common     Keith Robinson           ----------See Above-----------
Common     Thomas A. Ronayne, II                  556,720              4.6%
Common     Richard Kelly                          495,000              4.1%
All Officers, Directors, and
 Nominees as a Group (4 Person)                 4,304,382             35.6%
--------------------------------

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Company's executive officers and directors and the positions held by them are set forth below:

     Name             Age           Position             Director Since
Peter M. Kandaris       41        President, Director           1987
Richard M. Kelly      69        Vice President, Director      1999
Keith Robinson        72        Treasurer, Director           1987
Thomas A. Ronayne, II 38        Secretary                       --
Pamala Kandaris-Cha   42        Chief Financial Officer         --

     The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------

     Set forth below is certain biographical information with respect to each of the Company's officers and directors.

Peter M. Kandaris, 41, President and Director, is the Project Engineer, responsible for all technical aspects of site development, permitting, milling and marketing. Mr. Kandaris has been a practicing civil/geotechnical engineer since 1983 for the Salt River Project in Phoenix, Arizona, and is presently the Principal Engineer in charge of Testing Services. He served as Vice President and a Director of the Company from 1978-1981, and has been President and a Director of the Company since 1987. Mr. Kandaris earned a BS degree from Arizona State University in 1981 and a Civil/Geotechnical Engineering degree from the same institution in 1984. He is member of the International Society of Rock Mechanics and a technical advisor to the Transmission Line Foundation Advisory Working Group for the Electric Power Research Institute. He has also served as a regional director and chairman for the Professional Engineers in Government (Phoenix Branch) and has been a technical affiliate to the Association of Drilled Shaft Contractors. Mr. Kandaris has been a registered professional civil engineer in the State of Arizona since 1985.

Keith Robinson, 72, Treasurer and Director, has extensive experience in the sales and marketing of products produced by the plastics industry and in developing various new plastics and medical products. Mr. Robinson has studied the iron oxide pigments market and has authored numerous market reports for the Company. He currently is the Sales Manager for Drug Packaging, Inc. of O'Fallon, Missouri. He has attended the College of Eastern Utah, the College of the Pacific, Idaho State University and the University of New York.

Thomas A. Ronayne, II, 38, Secretary, assists the Company in coordination of activities at the claims properties and reviews corporate actions. He has also been employed by Utah Power and Light Company since 1981 in construction and collections areas, and is a part-time commercial photographer and night-club manager in the Salt Lake City area. Mr. Ronayne graduated in 1981 with an Associate's degree in Science from the College of Eastern Utah and has attended the University of Utah.

Pam Kandaris-Cha, 42, chief financial officer, since January 1992 was consultant to the Company prior becoming the Company's CFO. Ms. Kandaris is also the president of Mid America Minerals, Inc. Pam Kandaris-Cha is the brother of Peter Kandaris, the president of the Company.

Richard M. Kelly, 69 vice president marketing, is a retired IBM engineer. Mr. Kelly has been retired for over five years. At IBM, Mr. Kelly was manager of program managers. Mr. Kelly received a bachelor degree in industrial engineering form Pennsylvania State University and a masters in engineering administration form Syracuse University.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1998, the end of the Company's last completed fiscal year):

SUMMARY COMPENSATION TABLE
--------------------------


                                                        Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                     -------------------               ------       --------
                                                  Other      Restricted
Name and                                         Annual    Stock   Options   LTIP     All other
Principal Position Year    Salary    Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----    ------    -------- ------------ ------   -------  ------  ------------
Peter Kandaris    1998     24,000     -0-        -0-          -0-      -0-    -0-     -0-
President and CEO 1997     15,000     -0-        -0-          -0-      -0-    -0-     -0-
                  1996     15,000     -0-        -0-          -0-      -0-    -0-     -0-

_________________
Peter Kandaris receives a salary of 24,000 per year which is currently not being paid. The salary is being accrued until such time as the Company has the funds to pay Mr. Kandaris. As of December 31, 1998, Mr. Kandaris was owed $138,897 in back salary.

Options/SAR Grants in Last Fiscal Year
--------------------------------------

     The Company currently has 249,320 outstanding options to purchase shares of the Company's Common Stock at $.50 per share. Peter Kandaris does not have any options to purchase shares of common stock.

Bonuses and Deferred Compensation
---------------------------------

     None

Compensation Pursuant to Plans
------------------------------
 The Company does not have any compensation or option plans.

Pension Table
-------------

     Not Applicable

Other Compensation
------------------

     None

Compensation of Directors
-------------------------

     Currently the directors of the Company do not receive any additional compensation except for expenses for travel for directors meetings.

Termination of Employment and Change of Control Arrangement
-----------------------------------------------------------

     There are presently nor are there anticipated any agreements regarding change of control of the Company.

Officer and Director Remuneration
---------------------------------


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January 1992, the Company entered into a contract with Mid America Minerals, Inc. ("Mid America") to repurchase an operating agreement Mid America held with the Company. Mid America is a related entity to the Company through common ownership by Pam Kandaris-Cha who is the Company's chief financial officer. Ms. Cha is also the president of Mid America. Pursuant to the contract with Mid America, it transferred the operating agreement on the mining claims to the Company in exchange for Mid America receiving a ten percent net profit interest in the mining operations of the Company and the Company agreed to assume the debt of Mid America. The debt assumed from Mid America was a deferred compensation liability owing to Pam Kandaris-Cha in the amount of $125,000. The Company agreed to compensate Ms. Cha $25,000 annually for five years beginning in 1995. No payments have been made on the amounts owed and Ms. Cha has allowed the Company to defer the payments until the Company has the funds to pay the amounts owed. Ms. Cha is not obligated to continue to allow the Company to defer the amounts owed but has done so only on a voluntary basis.

     The Company has received loans from Pam and Steve (Kandaris) Cha and from Peter Kandaris in the aggregate amount of $228,535 as of December 31, 1998. The loans are at an interest rate of 7% and are due and payable on demand.


Item 8.  Description of Securities

Description of Securities
-------------------------

     General
     -------

     The Company is authorized to issue thirty million shares of capital stock par value $0.10 per share designated as Common Stock. There are 12,075,985 fully paid and non assessable shares of Common Stock currently issued and outstanding as of July 15, 1999.

     Common Stock
     ------------
     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future

                                   PART II

Item 1.  Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters


     The Company's Common Stock is currently not quoted or listed for trading with any exchange or market.

     Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

     As of July 15, 1999, the Company had 12,075,985 shares of its Common Stock issued and outstanding held by approximately 243 shareholders.

Item 2.  Legal Proceedings

The Company is not, and has not been, involved in any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

     The Company has not changed, nor had any disagreements with, its independent certified accountants.

Item 4.  Recent Sales of Unregistered Securities

     The Company has relied on the sale of shares of its common stock to fund operations in recent years. The Company has sold its securities pursuant to exemptions from the Securities Act relying on Regulation D promulgated thereunder. The Company sold the shares themselves and no commissions were paid in connection with the sales. All sales have been to 35 of fewer investors in a twelve month period and filings have been made with the relevant states and with the SEC.

     In 1998, the Company raised $67,860 through the sale of 135,700 shares to 14 investors all of whom were accredited. In 1997, the Company raised $91,500 through the sale of 273,000 shares to 11 investors all of whom were accredited.

Item 5.  Indemnification of Directors and Officers

     The Company's articles of incorporation and bylaws provide for indemnification of directors and officers by the Company. The articles of incorporation of the Company limit or eliminate the personal liability of directors for damages for breaches of their fiduciary duty, unless the director has engaged in intentional misconduct, fraud, or a knowing violation of law, or paid a dividend in violation of the Utah Revised Business Corporation Act.

     The bylaws of the Company provide for indemnification for directors and officers to the full extent provided by the Utah Revised business corporation act Section 16-10a-901 et. seq. The following is a brief summary of certain indemnification provisions of the Company's certificate of incorporation and the Utah Revised Business Corporation Act. This summary is qualified in its entirety by reference to the text thereof.

     Section 16-10a-901 through 909 of the Utah Revised Business Corporation Act, as amended ("Corporation Act") permits a Utah corporation to indemnify its directors and officers for certain of their acts. More specifically,
Section 16-10a-902 and 16-10a-907 grants authority to any corporation to indemnify directors and officers against any judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, by reason of his having been such a corporate director or officer. Such provision is limited to instances where the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, or, in criminal proceedings, he had no reasonable cause to believe his conduct was unlawful. Such section confers on the director or officer an absolute right to indemnification for expenses, including attorney's fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any claim, issue, or matter. The corporation may not indemnify a director if the director is adjudged liable to the corporation or deemed to have derived an improper personal benefit in an action in which the director is adjudged liable.
Section 16-10a-906 of the Corporation Act expressly makes indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the board of directors acting through a quorum of disinterested directors, or by the board of directors acting on the advice of independent legal counsel, or by the shareholders. Further, Section 16-10a-904 of the Corporation Act permits a corporation to pay attorneys' fees and other litigation expenses on behalf of a director or officer in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of such director or officer to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation or to the extent the expenses so advanced by the corporation exceed the indemnification to which he is entitled. Such indemnification provisions do not exclude other indemnification rights to which a director or officer may be entitled under the certificate of incorporation, bylaws, an agreement, a vote of shareholders, or otherwise.
The corporation may also purchase and maintain insurance to provide indemnification.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Corporation Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to members of the board of directors, officers, employees, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  PART F/S
                                  --------

Financial Statements and Supplementary Data:
-------------------------------------------



CONTENTS

                                                            PAGE

    _  Independent Auditors' Report                           22

    _  Balance Sheets, December 31, 1998 and
         1997 (Audited), and March 31, 1999, 1998 (Unaudited) 23

    _  Statements of Operations for the
         year ended December 31, 1998, 1997, 1996 and
         From January 28, 1946, (inception) to
         December 31, 1998, and March 31, 1999, 1998 (Unaudited)
                                                             25

    _  Statement of Stockholders' Equity, (Deficit)
         from inception on January 28, 1946, through
         December 31, 1998, and March 31, 1999 (Unaudited)
                                                              26

    _  Statements of Cash Flows for the
         year ended December 31, 1998, 1997, 1996 and
         from inception on January 28, 1946, through
         December 31, 1998                                    27

    _  Notes to consolidated Financial Statements             28

                   WISAN, SMITH, RACKER & PRESCOTT, LLP
                   ------------------------------------
                      CERTIFIED PUBLIC ACCOUNTANTS

                      Independent Auditors' Report

Board of Directors
Uintah Mountain Copper Company
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheets of Uintah Mountain Copper Company (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998, 1997 and 1996 and for the period from January 28, 1946(inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uintah Mountain Copper Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996 and from January 28, 1946 (inception), to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, and as shown in the financial statements, the Company is a development stage company that has incurred net losses since its inception and has experienced liquidity problems. Those conditions raise substantial doubt about the Company's ability to continue as a going concern.
Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/Wisan, Smith, Racker & Prescott LLP
Salt Lake City, UT
April 20, 1999

                      132 PIERPONT AVENUE, SUITE 250
                        SALT LAKE CITY, UTAH 84101
                            FAX (801) 328-2015
                             (801) 328-2011

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEETS

                                         March 31,        December 31,
                                           1999      --------------------
                                        (Unaudited)    1998        1997
                                        ----------  ----------  ----------
  ASSETS

CURRENT ASSETS
 Cash                                   $      112  $      112  $      526
 Prepaid expenses                             -           -          2,500
                                        ----------  ----------  ----------
  TOTAL CURRENT ASSETS                         112         112       3,026

PROPERTY AND EQUIPMENT
 Furniture and fixtures                      4,460       4,460       4,460
 Vehicles                                    2,900       2,900       2,900
 Leasehold improvements                      1,160       1,160       1,160
                                        ----------  ----------  ----------
                                             8,520       8,520       8,520
 Accumulated depreciation                    7,679       7,476       5,944
                                        ----------  ----------  ----------
                                               841       1,044       2,576

OTHER ASSETS
 Mine development                           78,159      78,159      66,659
                                        ----------  ----------  ----------
  TOTAL ASSETS                          $   79,112  $   79,315  $   72,261
                                        ==========  ==========  ==========






The accompanying notes are an integral part of the financial statements.

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                             BALANCE SHEETS (Continued)

                                         March 31,        December 31,
                                           1999      --------------------
                                        (Unaudited)    1998        1997
                                        ----------  ----------  ----------
  LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES
 Accounts payable                       $   25,486  $   25,486  $   17,587
 Bank overdraft                                 10       6,430        -
 Accrued salaries                          490,050     481,300     436,100
 Income taxes payable                          100         100         100
 Notes payable - related entities            2,382       2,584        -
 Accrued interest                          194,386     182,897     132,786
                                        ----------  ----------  ----------
  TOTAL CURRENT LIABILITIES                712,414     698,797     586,573

NOTES PAYABLE - RELATED ENTITIES           228,535     213,659     215,009

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, par value $.10
  Authorized 30,000,000 shares
  12,075,985 and 11,936,265 shares
  issued and outstanding, respectively   1,207,598   1,207,598   1,193,626
 Additional paid-in capital                257,518     257,518     201,630
 Deficit accumulated in the development
  stage                                 (2,326,953) (2,298,257) (2,124,577)
                                        ----------  ----------  ----------

  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)    (861,837)   (833,141)   (729,321)
                                        ----------  ----------  ----------

  TOTAL LIABILITIES AND EQUITY (DEFICIT)$   79,112  $   79,315  $   72,261
                                        ==========  ==========  ==========






The accompanying notes are an integral part of the financial statements.

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF OPERATIONS

                                 Three months ended                                               From Inception
                                      March 31,                    For the years ended            on January 28,
                                 -------------------                   December 31,                1946 through
                                  1999          1998      --------------------------------------    December 31,
                               (Unaudited)  (Unaudited)       1998         1997          1996           1998
                               -----------  ------------  ------------ ------------  ------------  ------------
REVENUE
 Sales                         $      -     $       -     $       -    $       -     $       -     $       -
 Cost of sales                        -             -             -            -             -             -
                               -----------  ------------  ------------ ------------  ------------  ------------
  GROSS PROFIT                        -             -             -            -             -             -

EXPENSES
 Depreciation                          203           203         1,532        1,532         1,704         7,476
 General and administrative         17,004        24,531       120,320      152,365       124,917     2,107,762
                               -----------  ------------  ------------ ------------  ------------  ------------
  OPERATING INCOME (LOSS)          (17,207)      (24,734)     (121,852)    (153,897)     (126,621)   (2,115,238)

OTHER INCOME (EXPENSE)
 Interest income                      -             -               15           47            51           578
 Interest expense                  (11,489)         (360)      (51,743)     (46,222)      (34,611)     (182,897)
                               -----------  ------------  ------------ ------------  ------------  ------------
                                   (11,489)         (360)      (51,728)     (46,175)      (34,560)     (182,319)
INCOME (LOSS) BEFORE INCOME
 TAXES                             (28,696)      (25,094)     (173,580)    (200,072)     (161,181)   (2,297,557)
 Income taxes                         -             -              100          100           100           700
                               -----------  ------------  ------------ ------------  ------------  ------------

  NET LOSS                     $   (28,696) $    (25,094) $   (173,680) $  (200,172) $   (161,281) $ (2,298,257)
                               ===========  ============  ============ ============  ============  ============

NET LOSS PER SHARE:
 Basic                         $    Nil     $     Nil     $       (.01) $      (.02) $       (.01)
                               ===========  ============  ============  ===========  ============
 Diluted                       $    Nil     $     Nil     $       (.01) $      (.02) $       (.01)
                               ===========  ============  ============  ===========  ============
 Weighted average number of
 shares outstanding
 Basic                         $12,075,985  $ 11,966,838  $ 12,037,671  $11,719,591  $ 11,658,265
                               ===========  ============  ============  ===========  ============
 Diluted                       $12,075,985  $ 11,966,838  $ 12,037,671  $11,719,591  $ 11,658,265
                               ===========  ============  ============  ===========  ============


The accompanying notes are an integral part of the financial statements.

                          UINTAH MOUNTAIN COPPER COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
           From inception on January 28, 1946 through December 31, 1998


                                                                                     Deficit
                                                                                    Accumulated
                                                                      Additional      in the
                                               Common Stock             Paid in     Development
                                          Shares           Amount       Capital       Stage
                                        ------------   ------------  ------------   ------------
Balance, January 28, 1946                       -      $       -     $       -      $       -

Common stock issued for cash, services
 and debt at $.10 per share               11,658,265      1,165,826       137,930           -

Net loss for the period from inception
 on January 28, 1946 through December
 31, 1995                                       -              -             -        (1,763,124)
                                        ------------   ------------  ------------   ------------
Balance, December 31, 1995                11,658,265      1,165,826       137,930     (1,763,124)

Net loss for the year ended December
 31, 1996                                       -              -             -          (161,281)
                                        ------------   ------------  ------------   ------------
Balance, December 31, 1996                11,658,265      1,165,826       137,930     (1,924,405)

Common stock issued for cash at
 approximately $.44 per share                118,000         11,800        39,700           -

Common stock issued for debt at
 $.25 per share                              160,000         16,000        24,000           -

Net loss for the year ended December
 31, 1997                                       -              -             -          (200,172)
                                        ------------   ------------  ------------   ------------

Balance, December 31, 1997                11,936,265      1,193,626       201,630     (2,124,577)

Common stock issued for cash at
 approximately $.50 per share                112,000         11,200        44,800           -

Common stock issued for debt at
 $.50 per share                               27,720          2,772        11,088           -

Net loss for the year ended December
 31, 1998                                       -              -             -          (173,680)
                                        ------------   ------------  ------------   ------------

Balance, December 31, 1998                12,075,985      1,207,598       257,518     (2,298,257)

Net loss for the period ended March
 31, 1999 (unaudited)                           -              -             -           (28,696)
                                        ------------   ------------  ------------   ------------

Balance March 31, 1999 (unaudited)        12,075,985   $  1,207,598  $    257,518   $ (2,326,953)
                                        ============   ============  ============   ============


The accompanying notes are an integral part of the financial statements.

       27                 UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOWS

                                 Three months ended                                               From Inception
                                      March 31,                    For the years ended            on January 28,
                                 -------------------                   December 31,                1946 through
                                  1999          1998      --------------------------------------    December 31,
                               (Unaudited)  (Unaudited)       1998         1997          1996           1998
                               -----------  ------------  ------------ ------------  ------------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net loss                      $   (28,696) $    (25,094) $   (173,680)$   (200,172) $   (161,281) $ (2,298,257)

 Adjustments to reconcile net
  loss to net cash used by
  operating activities
  Depreciation                         203           203         1,532        1,532         1,704         7,476

  Changes in operating assets
   and liabilities:
  (Increase) decrease in
   prepaid expenses                   -             -            2,500       (1,000)        5,000          -
  Increase in deferred charges        -             -          (11,500)     (66,659)         -          (78,159)
  Increase (decrease) in
   accounts payable                   -          (17,384)        7,899       17,587          -           25,486
  Increase (decrease) in income
   taxes payable                      -             (100)         -             100          -              100
  Increase (decrease) in accrued
   salaries                          8,750        13,500        45,200       46,200        47,100       481,300
  Increase in accrued interest      11,489          -           50,111       46,082        34,547       182,897
                               -----------  ------------  ------------ ------------  ------------  ------------
   Net cash used by operating
    activities                      (8,254)      (29,281)      (77,938)    (156,330)      (72,930)   (1,679,157)
                               -----------  ------------  ------------ ------------  ------------  ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of property and
  equipment                           -             -             -            -           (1,160)       (8,520)
                               -----------  ------------  ------------ ------------  ------------  ------------
  Net cash used by investing
   activities                         -             -             -            -           (1,160)       (8,520)
                               -----------  ------------  ------------ ------------  ------------  ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Common stock issued for cash         -           44,860        56,000       51,500          -        1,387,756
 Proceeds from (payments on)
  long-term debt-related entities   14,674       (15,500)       15,094      104,892        71,153       293,603
 Payments on bank overdraft         (6,420)         -             -            -             -             -
 Proceeds from bank overdraft         -             -            6,430         -             -            6,430
                               -----------  ------------  ------------ ------------  ------------  ------------
  Net cash flows from financing
   activities                        8,254        29,360        77,524      156,392        71,153     1,687,789
                               -----------  ------------  ------------ ------------  ------------  ------------
   NET INCREASE (DECREASE) IN
    CASH AND CASH EQUIVALENTS         -               79          (414)          62        (2,937)          112

   CASH AND CASH EQUIVALENTS
    AT THE BEGINNING OF PERIOD         112           526           526          464         3,401          -
                               -----------  ------------  ------------ ------------  ------------  ------------
   CASH AND CASH EQUIVALENTS
    AT END OF PERIOD           $       112  $        605  $        112 $        526  $        464  $        112
                               ===========  ============  ============ ============  ============  ============

SUPPLEMENTAL SCHEDULE OF NON-
 CASH FINANCING ACTIVITIES:
 Issuances of common stock for
  debt                         $      -     $       -     $     13,860 $     40,000  $       -     $     77,360
                               ===========  ============  ============ ============  ============  ============
Cash paid for:
 Interest                      $      -     $       -     $       -    $       -     $       -     $      -
                               ===========  ============  ============ ============  ============  ============

 Income taxes                  $      -     $       -     $        100 $        100  $        100  $        700
                               ===========  ============  ============ ============  ============  ============

The accompanying notes are an integral part of the financial statements.

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            December 31, 1998 and 1997
            (Information subsequent to December 31, 1998 is unaudited)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Operating History
----------------------------------
The Company was incorporated in the State of Utah on January 28, 1946. The Company was organized to conduct mining operations in the State of Utah and elsewhere. The initial capital of the Company consisted of $35,000 in cash from incorporators for 350,000 shares of $.10 par value common stock. The Company initially authorized 1,000,000 shares of $.10 par value common stock. During 1989 the Company amended its articles of incorporation to have 30,000,000 authorized shares of common stock.

The principal ore found on the Company's mining claims is a high-grade hematite (iron oxide) ore. The Company had been developing these claims with the intent on marketing the unique ore to specialty natural pigments market. During 1994 and 1996, the Company implemented an exploratory drilling program on its thirty unpatented lode mining claims in its Sunshine Quartz/Hematite project located in the Ashley National Forest, Duchesne County, Utah.

As a result of this drilling, the Company obtained a geological report, dated January, 1996, that disclosed proven deposits of approximately 54,000 tons of iron oxide ore. Upon approval from the U.S. Forest Service, the first phase of the Company's multi-year, multi-phased test pit reclamation and development plan commenced in 1996. The removal of ore for testing and the related reclamation of the site was completed in 1997. All approvals for planned excavation and reclamation for 1998 have been approved by the U.S. Forest Service.

Cash and Cash Equivalents
-------------------------
Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

Property and Equipment
----------------------
Depreciation expense is computed on the straight-line method in amounts sufficient to write off the cost of depreciable assets over their estimated useful lives.

Normal maintenance and repair items are charged to costs and expenses as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in net income in the period of disposition.

Income Taxes
------------
The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            December 31, 1998 and 1997
            (Information subsequent to December 31, 1998 is unaudited)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates
---------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and the expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share
------------------
In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted net income per share with basic and diluted net income per share. Basic earnings per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share include any dilutive effects of options, warrants and convertible securities, and therefore, are comparable to the earnings per share the Company previously reported as earnings per share.

Comprehensive Income
--------------------
In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components. Application of SFAS No. 130 had no impact on the Company's net income or stockholders' equity.

Advertising and Promotion
-------------------------
All costs associated with advertising and promoting the Company's goods and services are expensed in the year incurred. During the years ended December 31, 1998, 1997 and 1996, the Company incurred advertising costs of $0, $900, and $778, respectively.

Mine Development
----------------
Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred. Costs incurred subsequent to the geological report issued in 1996, estimating the Company's proven deposits of iron oxide ore, are capitalized at cost. Capitalized mining costs will be amortized by the units of production method based on recoverable proven iron oxide deposits, once production begins.

Stock-Based Compensation
------------------------
The Company applies the Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and the related interpretation in accounting for all stock option plans. Under APB Opinion 25, compensation cost is only recognized for stock options issued when the exercise price of the Company's stock options granted is less than the market price of the underlying common stock on the grant date. Such costs are expensed over the vesting period of the stock options.

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            December 31, 1998 and 1997
            (Information subsequent to December 31, 1998 is unaudited)

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro-forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro-forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash and has not had significant operations since its inception. Without additional financing it would be unlikely for the Company to pursue and realize its objectives. The Company plans to obtain such additional financing through the sale of its common stock, business development loans, grants and end user product purchase orders. In the interim, officers of the Company have committed to meeting its operating expenses.

NOTE 3 - OTHER ASSETS

                                                1998         1997
                                             ----------   ----------
     Other assets consist of the following:

     Mine development                        $   78,159   $   66,659

     Accumulated amortization                      -            -
                                             ----------   ----------
                                             $   78,159   $   66,659
                                             ==========   ==========


NOTE 4 - INCOME TAXES
         The components of income tax expense related to continuing operations are as follows:
                                                1998         1997
                                             ----------   ----------

     Current                                 $      100   $      100
     Deferred                                      -            -
                                             ----------   ----------

                                             $      100   $      100
                                             ==========   ==========

At December 31, 1998, the Company had net operating loss carryforwards of approximately $1,310,780, that may be offset against future taxable income through 2018.

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            December 31, 1998 and 1997
            (Information subsequent to December 31, 1998 is unaudited)

NOTE 4 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

No tax benefit has been reported on the loss carryforward in the financial statements because the Company believes there is a 50% or greater chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards have been offset by a valuation allowance of the same amount.

NOTE 5 - NOTES PAYABLE - RELATED ENTITIES

Certain officers and shareholders of the Company have provided the Company with funding to continue the exploration of its mining claims. Interest on these amounts is accrued at 7% per year. The officers and shareholders have the option to receive cash or convert their notes to common stock. The Company plans to repay these notes in future years, when revenues sufficient to do so are generated.

NOTE 6 - RELATED ENTITY TRANSACTIONS

In January, 1992, the Company entered into an agreement with Mid America Minerals, Inc. (Mid America) to repurchase an operating agreement Mid America held with the Company. Mid America is a related entity to the Company through common ownership. In exchange for the operating agreement, Mid America will receive a ten percent net profit interest in the mining operation of the Company. The Company agreed to assume the debt of Mid America. The debt assumed, from Mid America, was a deferred compensation liability owing a shareholder of the Company in the amount of $125,000. The Company agreed to compensate the shareholder $25,000 annually for five years beginning in 1995; however, such terms may be renegotiated between the interested parties.

NOTE 7 - STOCK OPTION PLAN

The Company has a stock option plan under which shareholders and others may be granted options to purchase the Company's common stock. As of December 31, 1998, the Company has granted 249,320 options to certain shareholders at an exercise price of $.25 or $.50 per share. All of the stock options expire on August 15, 1999.

A summary of the status of the Company's stock option plan as of December 31, 1998 and changes during the year is presented below:

                                               Weighted
                                                Average
                                Exercise       Exercise       Number
                                 Price          Price       of Shares
                              ------------   ------------   ------------
Balance, December 31, 1996    $          -   $          -              -
 Granted                      $       0.25   $       0.25         97,600
 Exercised                    $          -   $          -              -
 Cancelled or Expired         $          -   $          -              -
                              ------------   ------------   ------------

Balance, December 31, 1997    $       0.25   $       0.25         97,600
 Granted                      $       0.50   $       0.50        151,720
 Exercised                    $          -   $          -              -
 Cancelled or Expired         $          -   $          -              -
                              ------------   ------------   ------------

Balance, December 31, 1998    $  0.25-0.50   $       0.35        249,320
                              ============   ============   ============

                          UINTAH MOUNTAIN COPPER COMPANY
                           (A DEVELOPMENT STAGE COMPANY)
                           NOTES TO FINANCIAL STATEMENTS
                            December 31, 1998 and 1997
            (Information subsequent to December 31, 1998 is unaudited)

NOTE 7 - STOCK OPTION PLAN (Continued)

Options currently outstanding and exercisable are as follows:

                                        Weighted Average
                            Number          Remaining         Number
       Exercise Price     Outstanding   Contractual Life    Exercisable
       --------------   --------------   --------------   --------------
       $         0.25           97,600       0.62 years           97,600
       $         0.50          151,720       0.62 years          151,720
       --------------   --------------   --------------   --------------
       $    0.25-0.50          249,320       0.62 years          249,320
       ==============   ==============   ==============   ==============

The Company has elected to account for stock-based compensation under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. During 1998, the Company recognized no compensation expense. Had compensation cost been recognized based on the estimated fair market value of the options at the grant date, the Company's net income and income per share would have been as follows:

                                              1998            1997
                                          -------------   ------------

Net loss as reported                      $    (173,680)      (200,172)
Pro-forma net loss                             (178,666)      (202,124)
Basic EPS as reported                              (.01)          (.02)
Pro-forma Basic EPS                                (.01)          (.02)
Diluted EPS as reported                            (.01)          (.02)
Pro-forma Diluted EPS                              (.01)          (.02)

The fair value of the options were estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                              1998            1997
                                          -------------   ------------

Risk-free interest rate                            4.6%           5.7%
Expected life, in years                             .62           1.62
Dividend yield                                       0%             0%
Volatility                                           0%             0%

The weighted average grant date fair value of stock options granted during the year is summarized as follows:

                                              1998            1997
                                          -------------   ------------

Weighted average fair value               $        0.02           0.02
                                          =============   ============

       33                         PART III
                                  --------

ITEM 1. INDEX TO EXHIBITS
-------------------------

     Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

3(i)     3.01       Articles of Incorporation of the Company and related
                    Amendments

3(i)     3.02       Article IV of the Articles of Incorporation (See Exhibit
                    No. 3(i))

3(ii)    3.03       Bylaws of the Company

4        4.01       Specimen Stock Certificate

99       99.01      Mining Claims

99       99.02      Proof of Labor

27       27         Financial Data Schedule

                                SIGNATURES
                               ------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

                          Uintah Mountain Copper Company

                          By:/S/Peter M. Kandaris, President

                          By:/S/Pamela Kandaris-Cha, Chief Financial Officer

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                    Title                           Date
---------                    -----                           ----

/S/Peter M. Kandaris       President, Director            July 27, 1999

/S/Richard M. Kelly        Vice President, Director       July 27, 1999

/S/Keith Robinson          Treasurer, Director            July 27, 1999